Richard D. Truesdell, Jr. +1 212 450 4674 richard.truesdell@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com	CONFIDENTIAL

April 28, 2025

Re:	Slide Insurance Holdings, Inc. Draft Registration Statement on Form S-1 Submitted on June 18, 2024 CIK No. 0001886428

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E., Room 4415

Washington, DC 20549-4631

Att’n:	Shannon Davis

Lory Empie

Aisha Adegbuyi

James Lopez

Ladies and Gentlemen:

On behalf of our client, Slide Insurance Holdings, Inc., a Delaware corporation (the “Company” or “Slide”), set forth below is the Company’s response to the request for supplemental information made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Company’s confidential draft Registration Statement on Form S-1 (CIK No. 0001886428) (the “Registration Statement”).

The request related to the Company’s response in its letter dated March 7, 2025 to comment number 4 in the Staff’s letter dated February 21, 2025 – and specifically the treatment of assumed policies from Citizens. The Staff’s original comment is reproduced below in italics and is followed by the Company’s supplemental response. Capitalized terms used but not defined herein are used as defined in the draft of the Registration Statement confidentially submitted to the Commission on April 25, 2025.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

We note your disclosures on pages 78 and 82 which describe your assumed policies from Citizens and your acquired policies from St. Johns Insurance Company, United Property & Casualty Insurance Company, and Truck Insurance Exchange. Please tell us how you considered whether historical financial information about the acquired and assumed blocks of insurance policies is necessary for investors to understand your future operations . Please include, but do not limit your analysis to, your consideration of the guidance in Rule 11-01(d) of Regulation S-X. If you determine that historical financial information about the acquired and assumed blocks of insurance policies is necessary, please describe the nature of such information that you believe would provide an understanding of your future operations.

Response: The Company respectfully advises the Staff that it does not believe that the policies it has acquired from Citizens constitute a “business” within the meaning of Rule 11-01(d) of Regulation S-X. While a “lesser component of an entity” can constitute a business, an individual policy or a group of individually selected policies should not be viewed as rising to that level. In advance of each policy selection date, Citizens makes available a database providing extensive information about policies available to be acquired on such date. There are hundreds of millions of data points that the Company analyzes for

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each policy selection date. The data for each selection date is different because policies are added, removed, modified by the policyholder through endorsements, three months of rolling blackouts, and rate increases are applied by Citizens at different times. The Company analyzes each individual policy at Citizens and underwrites each policy based on the data provided by Citizens. The Company then analyzes each individual policy combined with the Company’s current portfolio and selects individual policies that the Company believes will produce the best underwriting results for the particular selection date. There are millions of iterations of policies that can be selected by the Company on each selection date, and no two dates are identical. In order to underwrite each Citizens’ policy, the Company uses its proprietary software and artificial intelligence to sort through all of the policies available to it so it can select the individual policies that produce the best combination of underwriting results. The underwriting criteria and exposure management thresholds are based on numerous criteria including:

•	Policy type

•	Coverage limit minimums

•	Ineligible risks

•	Territory performance

•	Roof type, roof age, roof shape, roof materials

•	Reasonableness of replacement cost estimate

•	Distance to coast

•	90-day blackout period

•	Agent appointment with Slide

•	Number of losses reported

•	Construction materials: frame, block, masonry veneer, fire resistive

•	Reinsurance costs

•	Citizen’s renewal premium vs. the Company’s renewal premium

•	Financial performance based on date of selection

•	Numerous additional underwriting characteristics

Every policy selection date is different and contains different policies and data points. In addition, every selection date produces a unique financial performance. For example, policy selection criteria are different when evaluated for a selection date in October vs. April as each unique set of policies selected by the Company will perform differently based on when the policy is selected by the Company. The Company is only successful in acquiring a minority of the individually selected policies it seeks to acquire, and the Company has no control over which policies will be transferred to the Company. Toward the end of each selection process, the Company is given a final list of policies that it may select for transfer. The policy combinations are always different from the initial set of policies selected by the Company because some policies are transferred to other insurance companies or declined to be transferred because of the Company’s rates. Because this final list of eligible policies is different than those selected by the Company

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at the start of the process, the Company must reunderwrite the entire policy group again to determine if there are policies that are no longer viable. This process is repeated every time the Company takes a policy from Citizens and each selection date will produce an optimal set of policies to be taken over by the Company based on the unique data and policies that are available at each selection date.

While the Company acquired multiple policies at multiple times from Citizens, it sorted through and selected individual policies to acquire as opposed to “blocks of insurance” as referred to in section 2010.6 of the Financial Reporting Manual. Given the highly curated selection process, in order to conclude that the Company acquired a “business” one would have to effectively conclude that each individual policy was a “business”. Section 2010.6 of the FRM provides that: “Acquisitions of blocks of insurance policies by an insurance company . . . . may also be deemed the acquisition of a business because the right to receive future premiums generally indicates continuity of historical revenues.” Similarly, Rule 11-01(d) stipulates that “[a]mong the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business are . . . [w]hether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction. . . ..” The Company respectfully submits that they will not. Citizens was created by the Florida Legislature in August 2002 as a not-for-profit, tax-exempt, government entity to provide property insurance to eligible Florida property owners unable to find insurance coverage in the private market. By definition, as an insurer of last resort for customers that cannot find coverage in the private market, the rates and coverage of Citizens’ policies are different from what a private insurer such as the Company would offer. Similarly, the rates and coverage are different from the terms the policies acquired by the Company will have when they renew. All of the policies selected by the Company are annual policies which are rewritten at the Company’s rates using the Company’s coverage and forms within a year. The Company reunderwrites the policies assumed before sending an offer to the policyholder. For example, the Company will review age of roof, age of home, roof material, roof shape, secondary modifiers, reported loss history, value of the structure, distance to coast, building code effectiveness grading schedule grades, and numerous other property characteristics. This often results in a different offer of insurance and price by the Company vs. Citizens. Policyholders are free to accept or reject the Company’s offer of a new Slide policy using Slide’s forms and rates. The Company’s offer of coverage is usually more expensive than the premium paid by the policyholder to Citizens. The Company’s ability to renew each policy can vary from date to date and takeout to takeout. Some policies selected by the Company have a good renewal rate; other policies selected at other dates may have a renewal rate that is 50% lower. Each policy selected is unique and has unique renewal rates based on market conditions and the Company’s new offer of coverage using the Company’s forms and rates. Accordingly, we respectfully submit that the nature of the revenue producing activity is therefore quite different when the policies acquired are rewritten by a private for-profit insurer.

It is not just the revenue producing activity that is quite different but also the financial performance. As noted in the Financial Reporting Manual, “[a] ”business“ for purposes of S-X 3-05 is identified by evaluating whether there is sufficient continuity of operations so that disclosure of prior financial information is material to an understanding of future operations”. We respectfully submit that the historical financial performance of the policies written by Citizens at different rates with different coverage is not material to an investor’s understanding of the Company’s future operations. There is no correlation between the performance of the acquired policies at Citizens vs. their performance with the Company. Citizens is a regulated not-for-profit government entity with different underwriting criteria, forms, rates, reinsurance costs, reinsurance structures, general and administrative expenses, claims handling, policyholder assessments, agent commissions, reinsurance brokerage expenses, renewal rates, loss ratios, and tax rates. There is no meaningful continuity of operations between Citizens and the Company, and combining the Company’s results with those of the policies acquired from Citizens would be misleading to investors.

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Admittedly, if one were to consider the policies acquired to be a “business” and aggregated all policies acquired from Citizens during 2024, they would be “significant” under Rule 1-02(w) – exceeding the income test 20% threshold at approximately 29% (the Company estimates the income from continuing operations of policies acquired from Citizens for the relevant period by dividing direct earned premiums of such acquired policies by total direct earned premiums of all Citizens policies and multiplying that percentage and total underwriting income of Citizens). The asset test did not exceed the 20% threshold at approximately 17% and the investment test was inapplicable since no consideration was paid. While the income test was tripped, we would note that a substantial portion of those policies, representing 12 points of the 29%, were acquired in January 2024 and accordingly have been included in the Company’s results of operations for over a year (11 months in 2024 and three months in 2025). In addition, policies representing all but two points of the 29% were acquired in or prior to October 2024 and have been included in the Company’s results of operations for almost six months. Accordingly, investors have actual financial information for the vast majority of the policies acquired for almost six months under the Company’s management, which we would submit is much more useful to investors then financial information for a full year when managed by a not-for-profit government entity that is different in every way, as noted above . In addition, the actual performance of the selected policies are reflected on the Company’s balance sheet.

The Company strongly believes that it is neither helpful nor appropriate to present the historical financial performance of the policies acquired from Citizens or to combine it on a pro forma basis with the Company’s actual financial results because the Company and Citizens are different in every material way: underwriting results, underwriting standards, renewal rates, mid-term cancellation rates, reserving practices, claims handling, general and administrative expenses, reinsurance structure and costs, loss ratios, the ability to assess policyholders that Slide does not have under Florida law, and dozens of other key attributes.

The Company has only limited access to historical financial information regarding the policies acquired from Citizens. The Company has included information regarding the number of policies acquired in the registration statement as well as the related annualized gross premiums. In lieu of additional historical financial information, which as noted above the Company believes would be misleading and does not have access to, the Company proposes including:

•	the direct earned premiums of the policies acquired for 2024 prior to the date of acquisition;

•	the unearned premiums acquired during 2024; and

•

illustrative net loss ratio information for those policies in 2023 and 2024 by taking the actual net earned premium and applying against it the Company’s (i) actual case losses incurred, (ii) average incurred but not reported losses for that accident year and (iii) average reinsurance load.

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We hope the foregoing is responsive to your comment. Please do not hesitate to contact me at (212) 450-4674 (richard.truesdell@davispolk.com) or Joseph S. Payne at (212) 450-3378 (joseph.payne@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

cc:	Bruce Lucas, Slide Insurance Holdings, Inc.

Jesse Schalk, Slide Insurance Holdings, Inc.

Joseph S. Payne, Davis Polk & Wardwell LLP

Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP

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